

December 10, 2009

By U.S. mail and facsimile to (225) 298-5382

Ms. Leslie S. Magee, Chief Financial Officer and Secretary
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

> **RE: H&E Equipment Services, Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 4, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 20, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed November 4, 2009**
> **File No. 0-51759**

Dear Ms. Magee:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 12

Our senior secured credit facility and the indenture governing our senior unsecured notes contain covenants that limit our ability to finance future operations or capital needs, or to engage in other business activities, page 13

1. In future filings containing risk factor disclosure of this type, please disclose whether you are in compliance with the applicable covenants.

Critical Accounting Policies and Estimates, page 35

2. We note the $15.9 million goodwill impairment charge recorded as of December 31, 2008. For those reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
   - Identify the report unit(s).
   - The percentage by which fair value exceeds the carrying value as of the most recent step-one test.
   - The amount of goodwill.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Liquidity and Capital Resources, page 49
Senior Secured Credit Facility, page 50

3. In future filings, please provide a materially complete discussion and analysis of the financial covenants in your credit facility and address whether you are in compliance with them.

4. In future filings, please include a materially complete description of your senior unsecured notes.

Disclosure Controls and Procedures, page 99

5. We note the disclosure in the second paragraph that H&E Equipment Services' principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective "to provide reasonable assurance that material information…is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that H&E Equipment Services'

Ms. Leslie S. Magee
H&E Equipment Services, Inc.
December 10, 2009
Page 3

principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Exhibits 31.1 and 31.2

6. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included also in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the September 30, 2009 10-Q. In future filings, please do not include their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement for 2009 Annual Meeting

Compensation Discussion and Analysis, page 19

General

7. We note your disclosure that in setting compensation for 2008 the committee "review[ed] market data for comparable equipment companies" and took into account the report provided by your compensation consultant. With a view towards future disclosure, please provide us more information about how the committee used surveys and other comparative compensation data in connection with its 2008 compensation decisions for your named executive officers.

Base Salaries, page 21
Consideration of 2008 Base Salaries, page 21

8. We note your disclosure that the committee made its base salary determinations for 2008 based, in part, upon performance. With a view towards future disclosure, for each named executive officer please provide us a reasonably detailed summary of any individual, corporate, business unit, or other relevant performance that the committee considered in connection with its 2008 base salary decisions for your named executive officers.

Annual Bonuses, page 21
Consideration of 2008 Annual Bonus, page 21

9. We note your statement on page 22 that the "Company does not publicly disclose specific internal income or operation objectives due to the competitive nature of its industry." For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation based on the achievement of performance targets, we believe that target should be disclosed. The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website. Please note that generalized concerns about competitive conditions within an industry typically do not support a claim for substantial competitive harm under the applicable legal standards.

10. We note your statement on page 22 that the "Committee determined, in its discretion, that in light of the Company's solid performance despite the economic downturn, the contributions of executive management to that performance and the fact that base salaries were below market, bonuses should be paid to Mr. Engquist, Ms. Magee and Mr. Barber." With a view towards future disclosure, please provide us a materially complete description and analysis of the performance and contributions the committee considered in deciding to award bonuses to Mr. Engquist, Ms. Magee, and Mr. Barber for 2008. For example, for each named executive officer, please describe the individual contributions that the committee considered. In addition, with a view towards future disclosure, please provide us a materially complete description and analysis of how the committee determined the specific dollars amounts of the bonuses paid to your named executive officers for 2008.

Long-Term Incentives, page 23

11. We note your statement on page 23 that "[w]hether grants are made and the type and size of any grants are based upon Company and individual performance, position held, years of service, level of experience and potential of future contribution to the Company's success." With a view towards future disclosure, please provide us a materially complete description and analysis of the factors, including but not limited to company and individual performance, that the committee considered in making its long-term incentive award decisions for your named executive officers for 2008. In addition, with a view towards future disclosure, please provide us a materially complete description and analysis of

how the committee determined the size of the long term incentive awards made to
your named executive officers for 2008.

Summary Compensation Table, page 25

12. In future filings, for values disclosed in the stock awards and option awards
    columns please include a footnote disclosing all assumptions made in the
    valuation. You may provide the assumptions by reference to a discussion of the
    assumptions in your financial statements, footnotes to the financial statements, or
    discussion in the Management's Discussion and Analysis disclosure. Please refer
    to the Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Form 10-Q for the period ended September 30, 2009

(6) Closed Branch Facility Charges, page 13

13. We note your disclosure that during the nine months ended September 30, 2009,
    you closed or consolidated four branches. Section 501.12.b.3 of the Financial
    Reporting Codification and Item 303(a)(3)(ii) of Regulation S-K requires the
    disclosure of known trends, uncertainties or other factors that will result in, or are
    reasonably likely to result in, any material impairment charges in future periods.
    Such disclosure should identify the negative factors that may impact asset
    recoverability. In future filings please disclose in MD&A the carrying value of
    the assets associated with branches under consideration for potential closure, so
    readers can understand the assets at risk.

Management's Discussion and Analysis, page 20

14. We note that quarterly gross profit percentage has decreased steadily the past five
    quarters ending September 30, 2009, and annual gross profit percentage has
    decreased steadily the last three years ending December 31, 2008. In your
    December 31, 2009 Form 10-K, please address this downward trend. Disclose
    whether this trend is expected to continue and the specific competitive and
    business factors that constrain management`s ability to reverse this trend.

Risk Factors, page 38

15. We note the statements that:

- "The risks described in our Annual Repot on Form 10-K are not the only risks facing our Company."

- "Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results."

Since H&E Equipment Services is required to disclose all risks that it believes are material at this time, please delete these statements in future filings.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Dietrich A. King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief